Exhibit 99.156

MCLOUD TECHNOLOGIES CORP.
REQUEST FOR FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations, registered and beneficial shareholders of mCloud Technologies Corp. (the "Corporation") are entitled to receive hard copies of the Corporation's annual financial statements and corresponding management's discussion and analysis ("MD&A"), interim financial statements and corresponding MD&A, or both.

If you wish to receive these documents this year, please return this completed form to:

AST Trust Company (Canada)

P.O. Box 700 Station B
Montreal, QC, H3B 3K3

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the Corporation's SEDAR profile at www.sedar.com.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Corporation, and as such, request that my name be placed on the Corporation's mailing list in respect of its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

☐	Please check this box if you would like to receive interim financial statements and the related MD&A.

☐	Please check this box if you would like to receive annual financial statements and the related MD&A.

(please print)

First Name		Last Name
Address
City	Province/State	Country	Postal/Zip Code
Signature of shareholder

If you have any questions, please contact AST Trust Company (Canada), the Corporation's Transfer Agent and Registrar, at inquiries@astfinancial.com or by phone at 416-682-3860 or 1-800-387-0825.